                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Schwab MarketTrack Growth Portfolio II (a series constituting part of Schwab Annuity Portfolios, hereafter referred to as the "Fund") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of May 31, 2000, and June 30, 2000, and December 31, 2000.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000, June 30, 2000, and December 31, 2000, and for the year then ended, with respect to securities and similar investments reflected in the investment account of the Fund.

Schwab Annuity Portfolios

/s/ Jeremiah H. Chafkin
------------------------------------
Jeremiah H. Chafkin
Executive Vice President and Chief Operating Officer

/s/ Tai-Chin Tung
------------------------------------
Tai-Chin Tung
Principal Financial Officer and Treasurer

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
Schwab MarketTrack Growth Portfolio II

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Schwab MarketTrack Growth Portfolio II (one portfolio of Schwab Annuity Portfolios, hereafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 31, 2000, June 30, 2000 and December 31, 2000. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examinations.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2000, June 30, 2000 and December 31, 2000, and with respect to agreement of security purchases and sales, for the period from December 31, 1999 (the date of our last examination), through December 31, 2000:

- Review of the Fund's mutual fund investments at May 31, 2000, June 30, 2000, and December 31, 2000 recorded on the books and records of Charles Schwab & Co, Inc. ("CSC") in its capacity as depositary for Brown Brothers Harriman, the Fund's custodian on such dates;

- Review of management's reconciliation of the omnibus account positions recorded by Boston Financial Data Services, Inc. to mutual fund investments recorded on the books and records of the Fund at May 31, 2000, June 30, 2000, and December 31, 2000, in all material respects;

- Review of management's reconciliation of the omnibus account confirmation results to omnibus account positions recorded on the books and records of Charles Schwab & Co., Inc. ("CSC") at May 31, 2000, June 30, 2000, and December 31, 2000 in all material respects;

TO THE BOARD OF TRUSTEES OF
SCHWAB MARKETTRACK GROWTH PORTFOLIO II
FEBRUARY 14, 2001

- Agreement of three security purchases and three security sales since our last examination from the books and records of the Funds to third party mutual fund transfer agent confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000, June 30, 2000 and December 31, 2000 with respect to mutual fund investments reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
February 14, 2001

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:             Date examination completed:

                811-8314                                    May 31, 2000

2. State Identification Number:

AL                    AK                 AZ                      AR                       CA               CO
CT                    DE                 DC                      FL                       GA               HI
ID                    IL                 IN                      IA                       KS               KY
LA                    ME                 MD                      MA                       MI               MN
MS                    MO                 MT                      NE                       NV               NH
NJ                    NM                 NY                      NC                       ND               OH
OK                    OR                 PA                      RI                       SC               SD
TN                    TX                 UT                      VT                       VA               WA
WV                    WI                 WY                      PUERTO RICO

Other (specify):

--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)
--------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104
--------------------------------------------------------------------------------

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:              Date examination completed:

                811-8314                                    June 30, 2000

2. State Identification Number:

AL                    AK                 AZ                      AR                       CA               CO
CT                    DE                 DC                      FL                       GA               HI
ID                    IL                 IN                      IA                       KS               KY
LA                    ME                 MD                      MA                       MI               MN
MS                    MO                 MT                      NE                       NV               NH
NJ                    NM                 NY                      NC                       ND               OH
OK                    OR                 PA                      RI                       SC               SD
TN                    TX                 UT                      VT                       VA               WA
WV                    WI                 WY                      PUERTO RICO

Other (specify):

--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)
--------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104
--------------------------------------------------------------------------------

                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2

 Certificate of Accounting of Securities and Similar Investments in the Custody
                       of Management Investment Companies

                      Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:             Date examination completed:

                811-8314                                  December 31, 2000

2. State Identification Number:

AL                    AK                 AZ                      AR                       CA               CO
CT                    DE                 DC                      FL                       GA               HI
ID                    IL                 IN                      IA                       KS               KY
LA                    ME                 MD                      MA                       MI               MN
MS                    MO                 MT                      NE                       NV               NH
NJ                    NM                 NY                      NC                       ND               OH
OK                    OR                 PA                      RI                       SC               SD
TN                    TX                 UT                      VT                       VA               WA
WV                    WI                 WY                      PUERTO RICO

Other (specify):

--------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   SCHWAB ANNUITY PORTFOLIOS - MARKETTRACK GROWTH PORTFOLIO II (one portfolio of Schwab Annuity Portfolios)
--------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code)

   101 MONTGOMERY STREET, SAN FRANCISCO, CA 94104
--------------------------------------------------------------------------------